UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion and ArrayComm to Deliver Best of Breed Advanced Antenna Technology dated July 26th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: July 29th, 2007                                                                                  By: /s/ Efrat Makov
                               Name: Efrat Makov
                               Title: CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion and ArrayComm to Deliver Best of Breed Advanced Antenna Technology

Joint Offer to Leverage ArrayComm’s Advanced Multi-antenna Signal Processing and Alvarion’s Industry-leading WiMAX Platform in 4Motion Mobile WiMAX Solution

TEL AVIV, ISRAEL and SAN JOSE, CALIFORNIA — Alvarion Ltd. (NASDAQ: ALVR) and ArrayComm LLC, announced today their ongoing technology partnership for integration of ArrayComm’s multi-antenna signal processing software (A-MASTM) into Alvarion’s 4Motion’s Radio Access Network Solutions.
Alvarion is the world’s leading provider of WiMAX and wireless broadband solutions. Its all-IP OPEN WiMAX ecosystem opens the door to complete, best-of-breed networks that optimize all elements of a WiMAX network – from core equipment and service offerings to end-devices and even the end-user’s experience.
Alvarion’s WiMAX platform will leverage ArrayComm’s A-MASTM Advanced Multi-Antenna software in order to offer 2 to 4 times more coverage and spectral efficiency than the WiMAX Forum’sTM baseline profiles, through a unique combination of Beamforming, MIMO and adaptive interference cancellation, while maintaining full profile and standards compliance.
“ArrayComm’s MAS technology significantly improves the economics of WiMAX systems, increasing the range and data throughput per base station,” said Tzvika Friedman, President and CEO of Alvarion. “The relationship between the two companies will benefit operators worldwide with solutions that use ArrayComm’s unique A-MAS software and our WiMAX radio access network (RAN).”

“Alvarion’s clear leadership and momentum in WiMAX deployments across the globe creates a significant opportunity for both of companies,” said Steve Sifferman, President of ArrayComm, “and Alvarion’s OPEN WiMAX approach has made the integration of our A-MAS software very straightforward.”

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

About ArrayComm

ArrayComm LLC, a Ygomi company, is the leader in multi-antenna signal processing (MAS) software for wireless systems.  ArrayComm’s A-MASTM software improves network economics and user experiences through gains in coverage, client data rates, and capacity for all wireless communications protocols, in base station, client device, or MIMO architectures.  A-MAS implementations include W-CDMA, HSDPA, WiMAX, PHS, GSM, and HC-SDMA networks and are operating in more than 300,000 commercial deployments today.  For wireless equipment manufacturers, tapping ArrayComm’s unmatched experience in MAS applications enables significant performance and time-to-market advantages while reducing development cost and technical risk.  For more information, please visit www.arraycomm.com.

Open WiMAX, BreezeMAX, and Alvarion are trademarks of Alvarion Ltd.  ArrayComm and A-MAS are trademarks of ArrayComm LLC.  Other names are trademarks of their respective holders.

5